August 30, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (201) 798-4627

Mr. Richard Verdiramo
President and Chief Executive Officer
RECOV Energy Corp.
3163 Kennedy Boulevard
Jersey City, NJ  07306

Re:	RECOV Energy Corp.
      Item 4.02 Form 8-K
      Filed August 26, 2005
      File No. 000-30230

Dear Mr. Verdiramo:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment(s).

1. We note that you intend to file restated financial statements.
However you have not indicated how or when you intend to do so.
Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

2. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB for the year ended March 31, 2005 in light of the material error you have disclosed.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please respond to the comments included in this letter within five business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may contact
Josh
Forgione, at (202) 551-3431, or me, at (202) 551-3780, if you have questions.


								Sincerely,



      Linda van Doorn
      Senior Assistant Chief Accountant

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Mr. Richard Verdiramo
RECOV Energy Corp.
August 30, 2005
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